December 19, 2011

VIA EDGAR CORRESPONDENCE ONLY

Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Hitor Group, Inc.

Amendment No. 3 to Form 10-K for the fiscal year ended December 31, 2010

Filed October 13, 2011

Form 10-Q for the quarterly period ended June 30, 2011

Filed October 13 2011

File No. 333-103986

Dear Mr. James:

This letter is in response to your comment letter (the “Comment Letter”) dated November 2, 2011, with regard to the amended 10K and 10Q filings of Hitor Group, Inc., a Nevada corporation (“Hitor” or the "Company") filed October 13, 2011.  The Company has subsequently filed a restatement of those statements, and others, to correct an oversight of the Company’s stock split.  The stock split was not reflected in the financial statements in previously filings.

The Company’s responses are keyed to the items in your comment letter.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2010

Facing page of Form 10-K/A filed on October 13, 2011

1.

The cover page has been revised.

Item 1.  Business

2.

Additional information has been added regarding the types of products.

Item 2.  Properties

3.

Reference to factories in China have been removed.

Item 8.  Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

4.

The Report has been modified to correct the reference to Note #2.  The Report continues to retain the reference to restated financial statements as the Company has since been required to restate its financials.

Statement of Stockholders’ Deficit, page F-4

5.

The Statement of Stockholders’ Deficit has been revised to include activity since inception.

Statements of Cash Flows, page F-5

6.

The $790,000 was computed by

June 19, 2007

$700,000

March 31, 2008

    15,000

February 26, 2010

    20,000

December 26, 2010

    55,000

Total

$790,000

Note 1.  Organization and Summary of Significant Accounting Policies

Inventory

7.

The inventory has been kept intact at the Company facilities and Management feels that there is no devaluation needed due the obsolescence.

Item 14.  Principal Accountant Fees and Services

8.

Audit fees have been included.

Item 15.  Exhibits

9.

Exhibit table has been revised, and missing documents are included with this amendment.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1.  Financial Statements

Statements of Operations, page F-2

10.

This Statement has been revised.

Statements of Cash flows, page F-3

11.

This Statement has been revised.

12.

This Statement has been revised.

13.

Finally, the Management of Hitor acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Hitor can respond with a prompt response.

Thank you in advance for your courtesies.

HITOR GROUP, INC.

/s/ Ken Martin

Ken Martin

President, CEO and  Director